Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
September 30, 2014
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,810
Affiliates	985
Total operating revenues	3,795
Operating expenses:
Wholesale transmission service	728
Operation and maintenance	696
Depreciation and amortization	844
Provision in lieu of income taxes	278
Taxes other than amounts related to income taxes	439
Total operating expenses	2,985
Operating income	810
Other income and deductions:
Other income	14
Other deductions	15
Nonoperating provision in lieu of income taxes	2
Interest income	5
Interest expense and related charges	354
Net income	$458